Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

 For more information,
please see Kinross’ 2011 first quarter
Financial Statements and MD&A
at www.kinross.com

NEWS RELEASE

Kinross reports 2011 first quarter results
Revenue increases by 42%; adjusted net earnings1 increase by 81%
Adjusted operating cash flow up 67%; margins up 29%

Toronto, Ontario – May 3, 2011 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the first quarter ended March 31, 2011.

(Effective January 1, 2011, International Financial Reporting Standards (IFRS) is replacing Canadian GAAP for publicly accountable enterprises. As a result, Kinross will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 9 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Highlights

●
  Production2 in the first quarter of 2011 was 642,857 gold equivalent ounces, an 18% increase over Q1 2010. The Company has increased its full-year production forecast from 2.5-2.6 million to 2.6-2.7 million attributable gold equivalent ounces as a result of increasing its ownership in the Kupol mine to 100%.

●
     Revenue for the quarter was a record $937.0 million, compared with $657.6 million in the first quarter of 2010, an increase of 42%, with an average realized gold price of $1,327 per ounce sold compared with $1,065 per ounce sold in Q1 2010.

●
     Production cost per gold equivalent ounce3 was $543 for Q1, compared with $456 for Q1 2010.  The full-year production cost per ounce forecast remains consistent with previously-stated guidance, despite industry-wide pressure on input costs. Production cost per gold equivalent ounce on a by-product basis was $471 in Q1, compared with $412 in Q1 2010.

●	Kinross’ attributable margin per ounce sold4 was a record $784 in Q1, compared with $609 in Q1 2010, a year-over-year increase of 29%.

●	Adjusted operating cash flow5 for Q1 was $397.6 million, a 67% increase over Q1 2010. Adjusted operating cash flow per share was $0.35 in Q1, versus $0.34 for Q1 2010.

●
     Adjusted net earnings1,5 were $180.3 million, compared with $99.7 million in Q1 2010, an increase of 81%. Adjusted net earnings per share were $0.16 in Q1, versus $0.14 per share for Q1 2010. Reported net earnings1 were $255.5 million, or $0.23 per share in Q1, compared with $181.3 million, or $0.26 per share, for Q1 2010.

●
     The Tasiast feasibility study is 62% complete and remains on schedule for completion in mid-2011. A total of 135,000 metres have been drilled since the beginning of the year and results continue to meet or exceed expectations. Reconnaissance drilling has yielded encouraging results at two different targets along the Tasiast trend outside of the main Tasiast deposit.

●
     Kinross’ growth projects remain on schedule. At Fruta del Norte, construction of the portal high wall for the underground exploration decline has commenced, and negotiations with the Ecuadorian government on an exploitation agreement are proceeding. At Lobo-Marte, exploration on the Valy prospect has produced encouraging new results, including discovery of two new mineralized zones. At Dvoinoye, construction of the mine portal is complete, and development of the exploration decline advanced 100 metres in Q1. At Paracatu, the third ball mill is 98% complete, with commissioning continuing through the second quarter.

●
     On April 27, 2011, Kinross’ 75%-owned subsidiary, Chukotka Mining and Geological Company (CMGC), completed the purchase of the 25% of CMGC that Kinross did not already own for a total gross consideration of approximately $350 million, giving Kinross 100% ownership of the Kupol mine and the Kupol East-West exploration licences.

●	On March 23, 2011, Kinross completed the sale of its approximate 8.5% equity interest in Harry Winston Diamond Corporation for net proceeds of $100.6 million.

●
     On March 31, 2011, Kinross announced that it had amended its unsecured revolving credit facility, increasing the available credit from $600 million to $1.2 billion. Kinross’ cash and cash equivalents were $1,560.8 million as at March 31, 2011.

1 “Net earnings” figures in this release represent “net earnings attributed to common shareholders”.
2 Unless otherwise stated, production figures in this release are based on Kinross’ 75% share of Kupol production and 90% of Chirano production.
3 “Production cost per gold equivalent ounce” is a non-GAAP measure defined as production costs per the financial statements divided by the attributable number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder and Chirano sales to a 10% minority interest holder. Production cost is equivalent to total cost of sales (per the financial statements), less depreciation, depletion and amortization, and is generally consistent with cost of sales as reported under Canadian GAAP prior to the adaption of IFRS.
4 “Attributable margin per ounce sold” is a non-GAAP measure and is defined as “average realized gold price per ounce” less “attributable production cost per gold equivalent ounce sold”.
5 Reconciliation of non-GAAP measures is located on page 11 of this news release.

p. 1 Kinross reports 2011 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

●
     Kinross has appointed Paul H. Barry as Executive Vice-President and Chief Financial Officer, effective April 4, 2011. Mr. Barry replaces Thom Boehlert, whose departure as CFO was announced earlier this year.

CEO Commentary
Tye Burt, President and CEO, made the following comments in relation to first quarter 2011 results:

“Strong performance from our operations, new production from West Africa, and a robust gold price contributed to a 42% increase in revenue and an 81% increase in adjusted net earnings1 for Kinross. Adjusted operating cash flow was $398 million, a 67% increase year-over-year. Production costs were lower than expected, despite rising energy and consumable prices industry-wide, and a margin increase of 29% continued to outpace the increase in the average gold price. As a result of increasing our Kupol interest to 100%, we have increased our full-year production guidance to 2.6-2.7 million ounces.

“We continue our aggressive campaign to define and advance mineral reserves and resources at Tasiast, with 26 drills turning around the clock. Results at the main deposit continue to fulfill our expectations, while encouraging results at other targets along the trend reinforce our belief that Tasiast has the potential to develop into a major gold producing district. We continue to make good progress advancing the Tasiast expansion and other growth projects which are expected to double our gold production from 2010 levels. Commissioning of the third ball mill at Paracatu is on budget and on schedule, underground exploration decline development at Dvoinoye has begun, and construction of the portal high wall for the underground exploration decline at Fruta del Norte is underway.”

Financial results

Summary of financial and operating results

p. 2 Kinross reports 2011 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

		Three months ended
		March 31,
	(dollars in millions, except per share and per ounce amounts)	2011	2010(i)
	Total(a) gold equivalent ounces(b) - produced	700,479	592,364
	Total gold equivalent ounces - sold	718,577	618,746

	Attributable(c) gold equivalent ounces - produced	642,857	544,134
	Attributable(c) gold equivalent ounces - sold	660,788	567,097

	Metal sales	$937.0	$657.6
	Production costs(d)	$380.7	$274.8
	Depreciation, depletion and amortization	$145.7	$130.6
	Operating earnings	$339.2	$210.7
	Net earnings attributed to common shareholders	$255.5	$181.3
	Basic earnings per share	$0.23	$0.26
	Diluted earnings per share	$0.22	$0.26
	Adjusted net earnings attributed to common shareholders (e)	$180.3	$99.7
	Adjusted net earnings per share (e)	$0.16	$0.14
	Cash flow provided from operating activities	$335.1	$228.7
	Adjusted operating cash flow (e)	$397.6	$238.5
	Adjusted operating cash flow per share (e)	$0.35	$0.34
	Average realized gold price per ounce	$1,327	$1,065
	Consolidated production cost per equivalent ounce sold (f)	$530	$444
	Attributable(c) production cost per equivalent ounce sold (g)	$543	$456
	Attributable production cost per ounce sold on a by-product basis (h)	$471	$412

(a)	“Total” includes 100% of Kupol and Chirano production.
(b)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2011 was 43.51:1, compared with 65.66:1 for the first quarter of 2010.

(c)	“Attributable” includes Kinross’ share of Kupol (75%) and Chirano (90%) production.
(d)
“Production costs” is equivalent to “Total cost of sales” per the consolidated financial statements less “depreciation, depletion and amortization”, and is generally consistent with “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS.

(e)
“Adjusted net earnings attributed to common shareholders”, “Adjusted net earnings per share”, “Adjusted operating cash flow” and “Adjusted operating cash flow per share” are non-GAAP measures. The reconciliation of these non-GAAP financial measures is located in this news release.

(f)
“Consolidated production costs per ounce” is a non-GAAP measure and is defined as production costs as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.

(g)	“Attributable production cost per ounce” is a non-GAAP measure and is defined as attributable production costs divided by the attributable number of gold equivalent ounces sold.
(h)
“Attributable production cost per ounce on a by-product basis” is a non-GAAP measure and is defined as production costs as per the consolidated financial statements less attributable(c) silver revenue divided by the total number of attributable(c) gold ounces sold.

(i)	Prior quarter figures have been restated to conform to IFRS.

Kinross produced 642,857 attributable gold equivalent ounces in the first quarter of 2011, an 18% increase over the first quarter of 2010, mainly due to the addition of production from the West Africa operations.

Production cost per gold equivalent ounce was $543, compared with $456 for the first quarter of 2010, an increase of 19%. Production costs per ounce were lower than expected, despite upward pressure on input costs, and production costs per ounce for the full year are expected to remain within the previously-stated guidance range. Production cost per gold equivalent ounce on a by-product basis was $471 in the first quarter of 2011, compared with $412 in Q1 2010, and based on Q1 2011 attributable gold sales of 587,914 ounces and attributable silver sales of 3,170,766 ounces.

Revenue from metal sales was $937.0 million in the first quarter of 2011, versus $657.6 million during the same period in 2010, an increase of 42%, due to an increase in total ounces produced and a higher average realized gold price. The average realized gold price was $1,327 per ounce in Q1, compared with $1,065 per ounce for Q1 2010, an increase of 25%.

Kinross’ margin per gold equivalent ounce sold was $784 for the quarter, an increase of 29% compared with the first quarter of 2010, due mainly to a higher realized gold price.

Adjusted operating cash flow5 was $397.6 million for the quarter, or $0.35 per share, compared with $238.5 million, or $0.34 per share, for Q1 2010. Cash and cash equivalents were $1,560.8 million as at March 31, 2011, an increase from $1,466.6 million as at December 31, 2010.

p. 3 Kinross reports 2011 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Adjusted net earnings1, 5  were $180.3 million, or $0.16 per share for Q1 2011, compared with $99.7 million, or $0.14 per share, for Q1 2010.

Reported net earnings1 were $255.5 million, or $0.23 per share, for Q1 2011, compared with $181.3 million, or $0.26 per share, for Q1 2010.

Capital expenditures were $255.9 million for Q1 2011, compared with $94.1 million for the same period last year, an increase due mainly to project-related expenditures at Tasiast, Paracatu, and Maricunga. Expensed exploration costs for the first quarter of 2011 were $20.8 million, compared to $7.7 million for the corresponding period in 2010, an increase due mainly to exploration expenses at Tasiast. Capitalized exploration costs totalled $21.6 million for the quarter.

Operating results

Mine-by-mine summaries of first quarter 2011 operating results may be found on pages 13 and 17 of this news release. Highlights include the following:

●
Kupol had a strong quarter, with an increase in tonnes of ore mined and processed compared with the first quarter of 2010. As a result, year-over-year production was higher, despite an expected decline in gold grade. Gold equivalent production also benefitted from an increase in the gold/silver ratio due to higher silver prices, as well as from better-than-expected recovery levels for silver. Silver accounted for approximately 23% of Kupol gold equivalent production in the quarter.

●
Gold equivalent production at Paracatu was lower than the first quarter of 2010 as a result of lower grades and fewer tonnes of ore mined and processed, due to mine sequencing and unplanned maintenance. The performance of Plant 2 remains strong, with gold recovery increasing by 2.5 percentage points over the fourth quarter of 2010. Throughput is expected to increase in the second half of the year as the third ball mill starts up at Plant 2.

●
At Maricunga, mine performance was strong, and performance of the heap leach was significantly improved over the previous quarter, resulting in an increase in production of 78% and a reduction in production cost per ounce of 52% compared with the fourth quarter 2010.

●
At La Coipa, gold equivalent production increased by 14% year-over-year, due largely to a higher gold/silver ratio. Silver accounted for approximately 60% of La Coipa gold equivalent production in the quarter. This contributed to lower per ounce cost of sales, offset somewhat by higher power costs.

●
As previously disclosed, production for the full-year 2011 at Fort Knox is expected to be less than 2010 production due to lower grades, as most of the mining activity is focused on capitalized stripping, and as a result, the majority of ore processed is being sourced from stockpiles. However, first quarter performance was stronger than expected, as Phase 6 mining was completed during the quarter and the tonnes of ore mined were ahead of plan, and production from the heap leach was also strong. As a result, gold production was only slightly less than the first quarter of 2010.

●
In West Africa, first quarter production at Tasiast increased by 7% over the fourth quarter. Production was negatively impacted by a failure of the elution column in late January; this impact was minimized by expedited deployment of a replacement column which was fully operational by mid-February. At Chirano, underground mine development in the first quarter resulted in fewer tonnes mined and processed.

Project update and new developments

The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 9 of this news release.

Growth projects at sites

p. 4 Kinross reports 2011 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Tasiast expansion project

Kinross is continuing its aggressive drilling campaign at Tasiast with 17 core and 9 reverse circulation rigs in operation on a 24-hour per day schedule. As of the end of March 2011, definition drilling was approximately 95% complete at West Branch, geotechnical drilling was approximately 80% complete, and condemnation work was approximately 40% complete. A total of 135,000 metres have been drilled since the beginning of the year, with 65,000 metres completed at West Branch since the last of the holes included in Kinross’ 2010 year-end mineral reserve and mineral resource estimate, which was published February 16, 2011.

Results from the infill and mineral resource expansion campaign continue to meet or exceed expectations. In addition, reconnaissance drilling has encountered encouraging results along the trend outside of the main Tasiast deposit, at the Charlize target, located 15 km south of Tasiast, and the C67 target, located 5 km north of Tasiast.

The feasibility study for the Tasiast expansion is 62% complete and remains on schedule for completion in mid-2011. Geotechnical investigations of the tailings dam site and plant site are at a feasibility level of definition. An expansion of the existing camp is currently underway to accommodate the increasing number of operations personnel required to support the expansion project.  In addition, a 500-bed camp for the initial phase of the expansion construction program is now out to tender. A new ADR (Adsorption, Desorption and Refining) plant and dump leach facility are under construction and are expected to be operational in the third quarter to treat oxide ore from Piment and West Branch.

Procurement commitments for the expanded mine fleet as outlined in the Company’s news release of March 28, 2011 have been made. Additional equipment orders are now pending for 22 Caterpillar 793 trucks, seven drilling machines, three hydraulic shovels, and two dozers. Generators with 16 MW of capacity have been purchased for Phase 1 of the project to provide power to the site during construction.

Permitting in support of the project is proceeding on schedule. The expansion project remains on schedule to commence operation early in 2014.

Dvoinoye development

Due to the advanced nature of the Dvoinoye project and the completion of the technical aspects of the scoping study at a pre-feasibility study level, Kinross has elected to proceed directly to a project feasibility study, which remains on schedule for completion in the first quarter of 2012.

Exploration and engineering drilling continued at Dvoinoye to define further mineral reserves and resources, and assist engineering studies in support of the feasibility study. Three rigs are operating with a fourth expected to arrive shortly. Condemnation drilling has been completed. Drilling is ahead of schedule with 6,000 metres of the current 24,000-metre drilling program complete.

Initial key project development milestones for 2011 included construction of the mine access portal, exploration decline development, and construction of select surface facilities and infrastructure. The portal is complete and the development of the exploration decline advanced 100 metres during the quarter, ahead of schedule. Engineering and procurement activities have advanced, with orders placed for the power generation equipment, permanent camp, fuel storage tanks, and mine shop building. Processing of Dvoinoye ore at Kupol remains on target to commence in the second half of 2013.

Paracatu third ball mill

Construction of the third Paracatu ball mill is proceeding on schedule and on budget, with construction 98% complete. Pre-commissioning commenced in April and commissioning will continue through the second quarter.

Paracatu fourth ball mill

Engineering on the fourth Paracatu ball mill is well advanced at 45%, and the mill components are expected to be delivered to site by mid-year. Construction activities remain on schedule to commence in mid-2011. The project remains on target to be operational in the first half of 2012.

p. 5 Kinross reports 2011 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Maricunga projects

Maricunga ADR (Adsorption, Desorption and Refining) upgrades have been completed ahead of schedule and below budget. The new kiln and new elution tower are operational and the commissioning of the upgraded adsorption columns is in progress. These modifications increase the ADR capacity and improve efficiency of gold stripping from solution.

Construction of the Maricunga SART (Sulphidization, Acidification, Recycling and Thickening) plant is 27% complete and is on target for completion in late 2011. The plant is scheduled to be enclosed in the second quarter to allow ongoing construction during the winter season. Once the SART plant begins operation, additional copper production at Maricunga is expected to result in a cost of sales credit of approximately $40 per ounce, based on a copper price of $2.00 per pound.

New Developments

Lobo-Marte

At Lobo-Marte, approximately 70% of the 20,000 metre drill campaign is expected to be completed by the end of May. Geotechnical drilling is now complete, and geotechnical and mine block models in support of the feasibility study are expected to be completed in the third quarter. Lobo-Marte remains on target to commence commissioning in 2014, as previously disclosed.

Work continues on the Lobo-Marte feasibility study, including incorporating the results of recent infill drilling to provide a more accurate and definitive study. As a result, completion of the feasibility study has now been re-scheduled for the fourth quarter of 2011. The Environmental Impact Assessment (EIA) is 86% complete and is scheduled for submission in Q3 2011. Bids have been received from engineering firms to complete the feasibility study and the work is expected to be awarded in May.

In addition, recent exploration drilling on the Valy Prospect of the Lobo-Marte project has produced encouraging new gold results.  Initial geological and drill exploration has identified two new mineralized zones associated with hydrothermal alteration and veinlet assemblages, characteristic of the nearby Lobo and Marte deposits. The Valy prospect is located three kilometres to the south of the Lobo deposit along the same mineralized trend, and is one of seven prospects located within the Lobo-Marte district concessions, in addition to the two principal deposits, Lobo and Marte.

Fruta del Norte

Preparatory work for construction of the underground exploration decline at FDN has commenced with construction of the high wall for the portal. Construction of the portal and associated earthworks is expected to continue until mid-year followed by decline development, with completion targeted for the first quarter of 2013. Approximately 600 metres of decline development is targeted for completion by year-end out of a total of 1,750 metres.

The terms of reference for the EIAs for building and operating the FDN mine and processing plant were approved by government authorities in February, and the Company remains on schedule to submit the EIAs by mid-2011. The Company remains on schedule to complete a feasibility study in the second half of 2011, and continues to target start-up of the mine in late 2014. Kinross has commenced negotiations with the Ecuadorian government on an exploitation agreement for FDN.

In the latter half of 2010 the Company restarted exploration on concessions outside of the FDN project area, and is completing the systematic exploration of a number of encouraging targets that have been identified. Exploration is being concentrated along the prospective Las Peñas fault zone, to the north and south of FDN.

Cerro Casale

As project operator, Barrick Gold has announced it will provide another update on the Cerro Casale project in its second quarter 2011 results, which is expected to include a higher capital expenditure estimate than the 2009

p. 6 Kinross reports 2011 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

 feasibility study. The project EIA is expected to be submitted in July 2011. The project board review to approve financial commitment by the partners for project construction is expected in 2013, following approval of the EIA. Kinross currently expects its share of capital expenditures to be approximately $70 million in 2011 and $120 million in 2012.

Recent transactions

Completion of share purchase agreement to acquire 100% of Kupol mine

On April 27, 2011, Kinross’ 75%-owned subsidiary, Chukotka Mining and Geological Company (CMGC), completed the previously-announced purchase from the State Unitary Enterprise of the Chukotka Autonomous Okrug, or “CUE”, of the 2,292,348 shares of CMGC previously held by CUE, representing 25.01% of CMGC’s outstanding share capital, for approximately $350 million, subject to adjustments equal to the amount of the attributable dividend payments. As announced on March 25, 2011, the transaction received pre-approval from the Russian Federation’s State Commission for the Control of Foreign Investments.

As a result, Kinross now owns 100% of CMGC, consolidating the Company’s ownership of Kupol, a world-class mine with significant production, low costs and strong cash flow, and the Kupol East-West exploration licences in the Chukotka region of the Russian Federation. With the recently completed acquisitions of the Dvoinoye deposit and Vodorazdelnaya property, and the remaining interests in the Kupol East-West exploration licences, Kupol is now in a position to benefit fully from this prospective high-grade epithermal district.

Kinross doubles its revolving credit facility to $1.2 billion

On March 31, 2011, the Company announced that it had amended its unsecured revolving credit facility, increasing the available credit from $600 million to $1.2 billion, consistent with the growth of the Company over the past year.

Sale of Harry Winston Diamond Corporation shares

On March 23, 2011, the Company completed the sale of its approximate 8.5% equity interest in Harry Winston Diamond Corporation, consisting of approximately 7.1 million Harry Winston common shares, on an underwritten block trade basis, for net proceeds of $100.6 million. No cash income tax was payable as a result of the sale. The Company continues to hold a note receivable from Harry Winston in the amount of $70.0 million, maturing August 25, 2011.

Combined with its sales in 2010 of its equity interests in Harry Winston and the Diavik Diamond Mines joint venture, Kinross has realized total proceeds of approximately $406.1 million on its original net approximate $150 million investment in Harry Winston and Diavik.

Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 9 of this news release.

As a result of increasing its interest in Kupol from 75% to 100%, Kinross is revising both its 2011 regional production forecast for Russia, and its consolidated production forecast.

The Company now expects to produce approximately 535,000-555,000 gold equivalent ounces at its Russian region in 2011, compared with its previous forecast of 435,000-455,000 attributable gold equivalent ounces. On a consolidated basis, the Company now expects to produce 2.6-2.7 million gold equivalent ounces in 2011, compared with its previous forecast of 2.5-2.6 million gold equivalent ounces. The revised gold equivalent production forecast is based on forecast gold production of 2.4-2.5 million ounces and forecast silver production of 11.8-12.2 million ounces.

The forecast for full-year production cost remains unchanged at $565-610 per gold equivalent ounce on a co-product basis, and $520-570 per gold ounce on a by-product basis.

p. 7 Kinross reports 2011 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cash and cash equivalents were $1,560.8 million as at March 31, 2011, and the Company remains on track with its previously disclosed guidance for full-year capital expenditures.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Wednesday, May 4, 2011 at 7:45 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ first quarter 2011 Financial Statements and Management’s Discussion and Analysis report at www.kinross.com.

Kinross’ unaudited first quarter 2011 statements have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the statements free of charge upon request to the Company.

Kinross will hold its Annual and Special Meeting of Shareholders on Wednesday, May 4, 2011, at 10 a.m. ET at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada. A live audio webcast (listen-only mode) of the Annual and Special Meeting of Shareholders will be available at www.kinross.com and will also be archived for later access.

p. 8 Kinross reports 2011 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 7,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words ‘‘plans’’, “proposes”, ‘‘expects’’ or ‘‘does not expect’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, “envision”; ‘‘estimates’’, ‘‘forecasts’’,”guidance”; “targets”, “models”, ‘‘intends’’, ‘‘anticipates’’, or ‘‘does not anticipate’’, or ‘‘believes’’, or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our most recently filed Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) development of and production from the Phase 7 pit expansion and heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (5) political developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining law and related regulations and policies, and negotiation of an exploitation contract with the government, being consistent with Kinross’ current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the new feasibility study prepared and approved by the joint venture and the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross’ expectations; and (15) the viability of the Tasiast and Chirano mines, and the development and

p. 9 Kinross reports 2011 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

expansion of the Tasiast and Chirano mines on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, policies and regulations, the security of personnel and assets, and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an investment, do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and 2010 Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $7 impact in cost of sales per ounce.6
A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

6 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 10 Kinross reports 2011 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. The Company believes that these measures, together with measures determined in accordance with GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with GAAP. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributed to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the company believes are not reflective of the Company’s underlying performance, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and non-hedge derivative gains and losses. Management believes that these measures, which are also used internally, provide investors with the ability to better evaluate underlying performance particularly since the excluded items are typically not included in public guidance. The following table provides a reconciliation of consolidated net earnings to adjusted net earnings for the periods presented:

(in US$ millions)	Three months ended
	March 31
	2011	2010(1)

Net earnings attributed to common shareholders - as reported	$255.5	$181.3

Adjusting items:
Foreign exchange gains	(14.8)	(0.4)
Non-hedged derivatives gains - net of tax	(41.0)	(34.9)
Gains on sale of assets and investments - net of tax	(30.8)	(51.8)
FX loss on translation of tax basis and FX on deferred income taxes	9.2	5.5
Inventory fair value adjustment - net of tax	2.2	-
	(75.2)	(81.6)
Net earnings attributed to common shareholders - Adjusted	$180.3	$99.7
Weighted average number of common shares outstanding - Basic	1,134.0	696.4
Net earnings per share - Adjusted	$0.16	$0.14

(1)	Prior quarter figures have been restated to conform to IFRS.

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  Management believes that, by excluding these items from operating cash flow, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

p. 11 Kinross reports 2011 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following table provides a reconciliation of adjusted cash flow from operations:

(in US$ millions)	Three months ended
	March 31
	2011	2010(1)

Cash flow provided from operating activities - as reported	335.1	228.7

Adjusting items:
Working capital changes:
Accounts receivable and other assets	39.9	8.9
Inventories	16.0	(16.8)
Accounts payable and other liabilities, including taxes	6.6	17.7
	62.5	9.8
Adjusted operating cash flow	397.6	238.5
Weighted average number of common shares outstanding - Basic	1,134.0	696.4
Adjusted operating cash flow per share	0.35	0.34

(1)	Prior quarter figures have been restated to conform to IFRS.

Attributable production costs per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure, which is also used internally, provides investors with the ability to better evaluate Kinross’ production costs per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production costs per ounce sold on a by-product basis for the periods presented:

(in US$ millions)	Three months ended
	March 31
	2011	2010(2)
Production costs(1)	$380.7	$274.8
Less: portion attributable to Kupol non-controlling interest	(16.9)	(16.2)
Less: portion attributable to Chirano non-controlling interest	(4.9)	-
Less: attributable silver sales	(82.2)	(41.4)
Attributable production costs net of silver by-product revenue	$276.7	$217.2

Gold ounces sold	634,791	571,622
Less: portion attributable to Kupol non-controlling interest	(39,950)	(44,807)
Less: portion attributable to Chirano non-controlling interest	(6,927)	-
Attributable gold ounces sold	587,914	526,815
Attributable production cost per ounce sold on a by-product basis	$471	$412

(1)
“Production costs” is equivalent to “Total cost of sales” per the consolidated financial statements less “depreciation, depletion and amortization”, and is generally consistent with “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS.

(2)	Prior quarter figures have been restated to conform to IFRS.

p. 12 Kinross reports 2011 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Review of Operations

Three months ended March 31,
	Gold equivalent ounces
	Produced		Sold		Production costs(1) ($millions)		Production cost(1)/oz
	2011	2010	2011	2010	2011	2010	2011	2010

Fort Knox	65,047	69,640	64,666	69,816	$40.6	$36.1	$628	$517
Round Mountain	42,121	45,629	41,555	45,532	32.9	26.3	792	578
Kettle River - Buckhorn	45,852	48,405	47,629	46,080	17.9	12.9	375	280
US Total	153,020	163,674	153,850	161,428	91.4	75.3	594	466

Kupol (100%)	205,675	192,921	203,338	206,595	65.5	64.9	322	314
Russia Total	205,675	192,921	203,338	206,595	65.5	64.9	322	314

Paracatu	100,427	117,472	107,957	121,121	74.5	67.2	690	555
Crixás	14,813	18,856	13,619	20,584	10.1	8.9	741	432
Brazil Total	115,240	136,328	121,576	141,705	84.6	76.1	696	538

La Coipa	54,446	47,664	62,931	58,688	37.5	30.0	596	511
Maricunga	58,740	51,777	55,843	50,330	26.9	28.5	482	566
Chile Total	113,186	99,441	118,774	109,018	64.4	58.5	542	538

Tasiast (1)	51,321	-	51,493	-	25.7	-	499	-
Chirano (100%) (1)	62,037	-	69,546	-	49.1	-	706	-
Africa Total	113,358	-	121,039	-	74.8	-	618	-

Operations Total	700,479	592,364	718,577	618,746	$380.7	$274.8	$530	$444
Less Kupol non-controlling interest (25%)	(51,418)	(48,230)	(50,834)	(51,649)	(16.9)	(16.2)
Less Chirano non-controlling interest (10%)	(6,204)	-	(6,955)	-	(4.9)	-
Attributable	642,857	544,134	660,788	567,097	$358.9	$258.6	$543	$456

(1) “Production costs” is equivalent to “Total cost of sales” per the consolidated financial statements less “depreciation, depletion and amortization”, and is generally consistent with “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS. Prior year figures for production costs have been restated to conform to IFRS.

p. 13 Kinross reports 2011 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated balance sheets

(Unaudited expressed in millions of United States dollars, except share amounts)
		As at
	March 31,	December 31,	January 1,
	2011	2010	2010
Assets
Current assets
Cash and cash equivalents	$1,560.8	$1,466.6	$597.4
Restricted cash	2.1	2.1	24.3
Short-term investments	-	-	35.0
Accounts receivable and other assets	360.7	329.4	135.5
Inventories	749.4	737.0	554.4
Unrealized fair value of derivative assets	136.8	133.4	44.3
	2,809.8	2,668.5	1,390.9
Non-current assets
Property, plant and equipment	8,333.8	8,222.6	4,836.7
Goodwill	6,085.9	6,085.9	1,179.9
Long-term investments	113.4	203.8	157.8
Investments in associates and Working Interest	477.5	467.5	150.7
Unrealized fair value of derivative assets	9.9	2.6	1.9
Deferred charges and other long-term assets	224.3	204.6	158.4
Deferred tax assets	13.4	11.1	-
	$18,068.0	$17,866.6	$7,876.3
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$371.1	$411.7	$287.6
Current tax payable	121.7	87.6	24.4
Current portion of long-term debt	59.5	48.4	177.0
Current portion of provisions	21.8	23.4	17.1
Current portion of unrealized fair value of derivative liabilities	369.3	407.7	214.6
	943.4	978.8	720.7
Non-current liabilities
Long-term debt	410.1	426.0	475.8
Provisions	575.4	570.8	448.5
Unrealized fair value of derivative liabilities	39.7	97.0	290.0
Other long-term liabilities	107.3	102.5	50.7
Deferred tax liabilities	894.1	884.7	234.3
	2,970.0	3,059.8	2,220.0
Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,614.5	$14,576.4	$6,379.3
Contributed surplus	168.3	185.5	107.4
Retained earnings (accumulated deficit)	159.8	(38.9)	(740.6)
Accumulated other comprehensive loss	(149.4)	(179.3)	(218.4)
	14,793.2	14,543.7	5,527.7
Non-controlling interest	304.8	263.1	128.6
	15,098.0	14,806.8	5,656.3
Commitments and contingencies
Subsequent events
	$18,068.0	$17,866.6	$7,876.3
Common shares
Authorized	Unlimited	Unlimited	Unlimited
Issued and outstanding	1,135,354,559	1,133,294,930	696,027,270

p. 14 Kinross reports 2011 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of operations

(Unaudited expressed in millions of United States dollars, except per share and share amounts)
	Three months ended
	March 31,
	2011	2010
Revenue
Metal sales	$937.0	$657.6

Cost of sales
Production costs	380.7	274.8
Depreciation, depletion and amortization	145.7	130.6
Total Cost of sales	526.4	405.4
Gross Profit	410.6	252.2
Other operating costs (income)	4.2	(0.4)
Exploration and business development	23.9	12.9
General and administrative	43.3	29.0
Operating earnings	339.2	210.7
Other income (expense) - net	88.4	113.6
Equity in losses of associates	(0.2)	(1.5)
Finance income	2.3	0.7
Finance expense	(16.2)	(16.8)
Earnings before taxes	413.5	306.7
Income tax expense - net	(116.3)	(100.2)
Net earnings	$297.2	$206.5

Attributed to non-controlling interest	$41.7	$25.2
Attributed to common shareholders	$255.5	$181.3
Earnings per share
Basic	$0.23	$0.26
Diluted	$0.22	$0.26
Weighted average number of common shares outstanding (millions)
Basic	1,134.0	696.4
Diluted	1,139.4	699.7

p. 15 Kinross reports 2011 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of cash flows

(Unaudited expressed in millions of United States dollars)
	Three months ended
	March 31,
	2011	2010
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$297.2	$206.5
Adjustments to reconcile net earnings to net cash provided from (used in)
operating activities:
Depreciation, depletion and amortization	145.7	130.6
Gain on acquisition/disposition of assets and investments - net	(30.8)	(78.7)
Equity in losses of associates	0.2	1.5
Non-hedge derivative gains - net	(41.0)	(34.9)
Share-based compensation expense	8.2	8.8
Accretion expense	12.6	13.1
Deferred tax expense	8.4	9.1
Foreign exchange gains and other	(2.9)	(17.5)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(39.9)	(8.9)
Inventories	(16.0)	16.8
Accounts payable and accrued liabilities, excluding interest and taxes	64.0	24.4
Cash flow provided from operating activities	405.7	270.8
Income taxes paid	(70.6)	(42.1)
Net cash flow provided from operating activities	335.1	228.7
Investing:
Additions to property, plant and equipment	(255.9)	(94.1)
Net proceeds from the sale of long-term investments and other assets	101.1	450.6
Disposals (additions) to long-term investments and other assets	(11.7)	2.1
Net proceeds from the sale of property, plant and equipment	0.2	0.2
Disposals of short-term investments	-	10.0
Increase in restricted cash	-	(22.0)
Interest received	1.4	0.7
Other	(0.3)	(0.8)
Cash flow provided from (used in) investing activities	(165.2)	346.7
Financing:
Issuance of common shares on exercise of options and warrants	8.9	3.0
Proceeds from issuance of debt	93.0	7.5
Repayment of debt	(105.2)	(64.1)
Interest paid	(4.6)	(5.5)
Dividends paid to common shareholders	(56.8)	(34.8)
Dividends paid to non-controlling shareholder	-	(7.2)
Settlement of derivative instruments	(10.3)	(5.7)
Other	(5.7)	-
Cash flow used in financing activities	(80.7)	(106.8)
Effect of exchange rate changes on cash	5.0	0.1
Increase in cash and cash equivalents	94.2	468.7
Cash and cash equivalents, beginning of period	$1,466.6	$597.4
Cash and cash equivalents, end of period	$1,560.8	$1,066.1

p. 16 Kinross reports 2011 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production	Gold Eq Sales	Production costs (8) (9)	Production cost (8) (9) /oz	Cap Ex(9)	D D &A (9)
			(%)	(‘000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
		Q1 2011	100	3,466	0.66	77%	65,047	64,666	40.6	628	22.1	15.0
		Q4 2010	100	6,350	0.72	77%	85,139	85,848	45.4	529	24.9	14.9
U.S.A	Fort Knox(3)	Q3 2010	100	7,655	0.96	82%	108,680	112,797	56.5	501	24.5	19.7
		Q2 2010	100	7,761	0.76	80%	86,270	80,999	51.7	638	16.8	11.4
		Q1 2010	100	3,969	0.71	80%	69,640	69,816	36.1	517	21.7	15.9
		Q1 2011	50	7,130	0.49	nm	42,121	41,555	32.9	792	8.5	6.6
		Q4 2010	50	7,830	0.46	nm	43,521	43,631	33.1	759	9.5	4.9
	Round Mountain	Q3 2010	50	7,196	0.50	nm	48,477	49,892	31.2	625	7.7	5.9
		Q2 2010	50	7,390	0.50	nm	46,927	45,448	24.8	546	9.2	4.2
		Q1 2010	50	7,932	0.53	nm	45,629	45,532	26.3	578	7.0	5.0
		Q1 2011	100	106	15.29	88%	45,852	47,629	17.9	375	3.1	21.8
		Q4 2010	100	131	14.80	87%	53,255	49,842	19.7	395	2.9	24.3
		Q3 2010	100	114	13.39	87%	46,687	46,996	17.3	368	1.5	23.2
	Kettle River	Q2 2010	100	99	18.20	91%	50,463	53,364	16.4	307	2.8	24.6
		Q1 2010	100	92	19.58	91%	48,405	46,080	12.9	280	2.0	21.7
		Q1 2011	75	305	16.56	95%	205,675	203,338	65.5	322	5.8	39.5
		Q4 2010	75	321	16.94	95%	199,338	163,909	51.3	313	14.3	34.1
	Kupol - 100%	Q3 2010	75	269	16.55	94%	159,393	164,392	57.0	347	16.7	34.8
		Q2 2010	75	290	18.55	94%	187,025	205,670	62.9	306	6.4	42.6
		Q1 2010	75	283	20.20	95%	192,921	206,595	64.9	314	9.6	43.4
Russia		Q1 2011	75	305	16.56	95%	154,257	152,504	48.6	319	4.4	30.0
		Q4 2010	75	321	16.94	95%	149,504	122,933	38.5	313	10.7	25.6
	Kupol (5) (6)	Q3 2010	75	269	16.55	94%	119,545	123,294	42.8	347	12.5	26.1
		Q2 2010	75	290	18.55	94%	140,268	154,252	47.2	306	4.8	32.0
		Q1 2010	75	283	20.20	95%	144,691	154,946	48.7	314	7.2	32.6
		Q1 2011	100	9,738	0.41	78%	100,427	107,957	74.5	690	36.7	14.4
		Q4 2010	100	11,225	0.43	76%	117,567	112,523	63.0	560	67.0	12.0
	Paracatu	Q3 2010	100	11,144	0.45	79%	129,257	134,702	68.0	505	43.2	18.4
		Q2 2010	100	10,179	0.45	79%	118,101	119,531	62.7	525	49.5	16.8
		Q1 2010	100	10,110	0.46	76%	117,472	121,121	67.2	555	9.8	15.9
Brazil		Q1 2011	50	256	3.85	93%	14,813	13,619	10.1	741	2.9	2.4
		Q4 2010	50	272	4.38	94%	17,979	19,078	9.8	514	8.0	5.0
	Crixás	Q3 2010	50	296	4.51	93%	19,866	20,743	10.0	482	6.1	5.3
		Q2 2010	50	288	4.26	92%	18,076	16,751	8.9	531	5.2	3.6
		Q1 2010	50	276	4.44	95%	18,856	20,584	8.9	432	6.2	4.2
		Q1 2011	100	1,076	0.83	75%	54,446	62,931	37.5	596	8.7	10.5
		Q4 2010	100	1,092	1.18	80%	60,020	59,528	36.1	606	9.4	12.4
	La Coipa (4)	Q3 2010	100	1,124	1.29	79%	53,471	46,747	34.1	729	5.0	8.1
		Q2 2010	100	998	1.00	80%	35,175	38,663	31.8	822	6.3	8.7
		Q1 2010	100	1,231	1.08	78%	47,664	58,688	30.0	511	7.3	18.4
Chile		Q1 2011	100	3,991	0.85	nm	58,740	55,843	26.9	482	41.1	1.8
		Q4 2010	100	4,243	0.77	nm	32,979	30,825	31.0	1,006	29.9	3.1
	Maricunga	Q3 2010	100	3,302	0.71	nm	28,844	31,215	27.1	868	18.1	3.5
		Q2 2010	100	3,118	0.77	nm	42,990	42,950	29.2	680	12.6	4.1
		Q1 2010	100	3,604	0.81	nm	51,777	50,330	28.5	566	12.5	4.6
		Q1 2011	100	2,204	2.10	88%	51,321	51,493	25.7	499	84.2	15.0

	Tasiast	Q4 2010	100	1,942	2.32	87%	47,758	52,336	37.9	724	50.8	19.9

		Q3 2010	100	117	2.51	94%	8,853	4,761	5.2	1,092	3.4	0.5
		Q1 2011	90	848	2.42	91%	62,037	69,546	49.1	706	17.2	17.5
Africa	Chirano - 100%(7)
		Q4 2010	90	930	2.72	91%	76,570	78,835	45.3	575	13.1	32.4

		Q3 2010	90	212	2.07	90%	12,650	6,453	6.3	976	0.5	1.7
		Q1 2011	90	848	2.42	91%	55,833	62,591	44.2	706	15.5	15.8

	Chirano (7)	Q4 2010	90	930	2.72	91%	68,913	70,952	40.8	575	11.8	29.2

		Q3 2010	90	212	2.07	90%	11,385	5,808	5.7	976	0.5	1.5
(1)	Ore processed is to 100%, production and costs are to Kinross’ account.
(2)	Due to the nature of heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis. Fort Knox recovery represents mill recovery only and excludes the heap leach.
(3)
Includes 364,00 tonnes placed on the heap leach pad during the first quarter of 2011. Grade and recovery represent mill processing only. Ore placed on the heap leach pad had an average grade of 0.41 grams per tonne for the first quarter of 2011.

(4)	La Coipa silver grade and recovery were as follows: Q1 (2011) 75.64 g/t, 52.8%; Q4 (2010) 77.70 g/t, 56.6% ; Q3 (2010) 48.84g/t, 57%; Q2 (2010) 37.56g/t, 59%; Q1 (2010) 38.15g/t, 62%
(5)	Kupol silver grade and recovery were as follows: Q1 (2011) 237.90 g/t, 84%Q4 (2010) 213.90 g/t, 84% Q3 (2010) 202.27g/t, 85%; Q2 (2010) 209.73g/t, 83%; Q1 (2010) 241.99g/t, 83%
(6)	Includes Kinross’ share of Kupol at 75%.
(7)	Includes Kinross’ share of Chirano at 90%.
(8)	“Production costs” is equivalent to “Total cost of sales” per the consolidated financial statements less “depreciation, depletion and amortization”, and is generally consistent with “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS.
(9)	Prior quarter figures have been restated to conform to IFRS.

p. 17 Kinross reports 2011 first quarter results	www.kinross.com